Filed by Take-Two Interactive Software, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Zynga Inc.

Commission File No.: 001-35375

Take-Two Interactive Software

Conference Call

January 10, 2022

Presenters

Nicole Shevins, Senior Vice President of Investor Relations & Corporate Communications

Strauss Zelnick, Chairman & Chief Executive Officer

Frank Gibeau, Chief Executive Officer & Director of Zynga

Lainie Goldstein, Chief Financial Officer

Karl Slatoff, President

Q&A Participants

Matthew Costa—Morgan Stanley

Martin Yang—Oppenheimer

Doug Creutz—Cowen

Matthew Thornton—Truist

Drew Crum—Stifel

Eric Handler—MKM Partners

Clay Griffin—MoffettNathanson

Benjamin Soff—Deutsche Bank

Brian Fitzgerald—Wells Fargo

Mike Hickey—The Benchmark Company

Stephen Ju—Credit Suisse

John Hodulik—UBS

Operator

Greetings. Welcome to Take-Two Interactive Software to Combine with Zynga. At this time all participants are in a listen-only mode. A question and answer session will follow the formal presentation. If anyone should require operator assistance during the conference please press star zero from your telephone keypad. Please note this conference is being recorded.

At this time I’ll now turn the conference over to Nicole Shevins, Senior Vice President Investor Relations and Corporate Communications for Take-Two. Nicole, you may now begin.

Nicole Shevins

Good morning. Thank you for joining our conference call to discuss Take-Two’s announced plan to acquire Zynga. Today’s call will be led by Strauss Zelnick, Take-Two’s Chairman and Chief Executive Officer, Frank Gibeau, Chief Executive Officer and Director of Zynga, Lainie Goldstein, Take-Two’s Chief Financial Officer, and Karl Slatoff, Take-Two’s President. We will be available to answer your questions during the Q&A session following our prepared remarks.

Before we begin I’d like to remind everyone that statements made during this call that are not historical facts are considered forward looking statements under federal securities laws. These forward looking statements are based on the beliefs of our management as well as assumptions made by and information currently available to us. We have no obligations to update these forward looking statements. Actual operating results may vary significantly from these forward looking statements based on a variety of factors.

These important factors are discussed in our filings with the SEC including the company’s most recent annual report on Form 10-K and quarterly report on Form 10-Q, including the risks summarized in the section entitled Risk Factors. This call is being made in respect to the proposed transaction involving Take-Two and Zynga. In connection with the transaction, Take-Two intends to file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement prospectus of the parties, and each party will file their documents regarding the transaction with the SEC.

Please note that this call is not an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. We urge investors and security holders to read the registration statement on Form S-4, including the joint proxy statement prospectus that will be contained therein and all other relevant documents filed with the SEC or sent to stockholders as they become available because they will contain important information about the proposed transaction.

In addition, Take-Two, Zynga, and their respective Directors and Executive Officers may be deemed to be participants in any solicitation of proxies in connection with this transaction. Information regarding the interests of these participants can be found in Take-Two and Zynga’s most recent proxy statements filed with the SEC and additional information regarding their interests will be convened at the joint proxy statement prospectus. In addition, there is an accompanying slide presentation for today’s call which along with our press release and filings with the SEC, may be obtained from our website at take2games.com.

And now I’ll turn the call over to Strauss.

Strauss Zelnick

Thanks, Nicole. Good morning and thank you for joining our call on short notice. Today marks an exciting and transformative moment for Take-Two as we continue to build on our strategy which our leadership team began in 2007 of becoming the most innovative, the most creative, and the most efficient entertainment company in the world. We’re thrilled to announce our strategic combination with Zynga and the $12.7 billion stock and cash transaction which establishes Take-Two as one of the largest publicly traded interactive entertainment companies in the world and a leading developer and publisher of mobile games.

To date, much of our growth and success has been rooted in the organic investments we’ve made in our wholly owned and renowned labels, including Rockstar Games, 2K, and Private Division. Our labels are home to some of the most iconic brands in the world, including Grand Theft Auto, Red Dead Redemption, Midnight Club, NBA2K, Bioshock, Borderlands, Sid Meier’s Civilization, Mafia, and Kerbal Space Program.

We’ve also made strategic investments to strengthen our label’s internal development capabilities, broaden our offerings, and enhance our position within mobile including through our acquisitions of Social Point, Playdots, and Nordeus which now operate together as T2 Mobile Games. As a result we currently have the largest, most exciting, and most diverse pipeline in our company’s history.

That said, we believe there remains a meaningful opportunity to expand our enterprise further and create value for our players, our colleagues, and especially our stockholders. This transformative combination will create a powerful and diverse portfolio of industry leading titles that span key platforms and genres across interactive entertainment developed by some of the most creative and forward-thinking talent within the industry.

With the ability to share best practices across the enterprise, the company is expected to benefit from substantial development and publishing synergies, unlock significant new revenue streams, and reach new audiences around the world.

Under the extraordinary leadership of Frank Gibeau and his highly creative and deeply experienced management team, Zynga has an established track record of strong operational execution and a firm commitment to innovation that has enabled the company to become a highly successful top-five global leader in mobile interactive entertainment. Their mass market diversified offerings are available in more than 175 countries and engage 183 million mobile monthly average users across their network.

Zynga is home to numerous innovative game development studios consisting of over 2,200 of our industry’s top creative talent in free to play mobile games. In addition, Zynga controls some of the most popular and top performing franchises, including CSR, Empires & Puzzles, FarmVille, Golf Rivals, Harry Potter Puzzles & Spells, High Heels, Merge Dragons, Toon Blast, Toy Blast, Words With Friends, and Zynga Poker.

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Moreover, Zynga employs best in class capabilities to engage players through live operations and recurrent consumer spending initiatives, has strong data science, user acquisition and advertising monetization capabilities, and their demand side platform Chartboost helps attract high-value users through advanced targeting and machine learning systems.

Culturally, Zynga shares our vision and commitment to maintaining and nurturing a global corporate culture that’s based upon respect, collaboration, honesty, integrity, and kindness. We value these attributes reflected across Zynga’s studios and teams as much as we do their proven track record of innovative excellence and business acumen.

The following are some of the highlights and benefits we see from this combination. With over six billion dollars of proforma net bookings on a trailing 12 month basis for the period ended September 30th, 2021, we’ll be well positioned to capitalize on the interactive entertainment industry’s strong tailwinds. Take-Two will become a leader in mobile games with over half of our combined business now expected to come from mobile, the fastest growing segment within the industry.

By combining our best in class assets, Take-Two will manage an impressive and highly diversified portfolio of industry leading titles. Zynga’s highly skilled and proven management team, led by Frank and Zynga’s President of Publishing Bernard Kim, will drive the strategic direction for Take-Two’s mobile efforts and will oversee the integration and day to day operations of the combined Zynga and T2 mobile games business which will operate under the Zynga brand as its own label within our company.

Given the highly complimentary nature of our businesses we’ll be able to deliver accelerated growth as compared to each entity on a standalone basis. There are several key contributors. We expect that we can deliver approximately $100 million of annual cost synergies within the first two years post-close, which Lainie will discuss in more detail. We believe that we can achieve more than $500 million of annual net bookings opportunities over time driven by several initiatives. We see tremendous untapped potential to bring Take-Two’s renowned console and PC properties to mobile, a high priority initiative that will be energized by the addition of Zynga’s leading development, publishing, and live operations teams.

As two global leaders in live services, we believe that we can deploy best practices throughout the organization to enhance and grow existing titles across our portfolio by improving game economies through more effective data analytics and machine learning models. With a combined account base that exceeds one billion users, we see a significant opportunity to grow and cross promote content to a broader and more diverse audience.

Zynga has an impressive pipeline of titles in development, and we believe that we can help them achieve their free to play synchronous cross platform ambitions by capitalizing on Take-Two’s expertise in development and global marketing on the console and PC side of the business. With Zynga’s and Chartboost’s scale in the market we see a meaningful opportunity to acquire new users more efficiently and find higher quality pools of players, in addition to expanding and optimizing our mobile advertising inventory to achieve greater yields.

We also see emerging opportunities such as geographical expansion across key growth regions and an enhanced focus on technological innovation as we tap into the collective knowledge of our forward-thinking talent. I’d like to thank our Board, Zynga’s Board, Frank, and the team at Zynga for their trust and support and for sharing our vision for the future. I’m also immensely grateful to all of my colleagues at Take-Two for bringing us to this exciting new chapter in our history. I look forward to officially welcoming Frank and everyone at Zynga into the Take-Two family in the coming months.

It’s now my great pleasure to turn the call over to Frank.

Frank Gibeau

Thank you, Strauss. I’m excited to be here today to help usher in what I believe will be a transformative moment for Zynga and Take-Two’s players, teams, and shareholders. The combined entity will be one of the largest publicly traded interactive entertainment companies in the world, with an unparalleled and diversified portfolio of content and capabilities that reaches massive audiences across all key platforms, genres, and territories.

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Our businesses and portfolios are incredibly complementary. By combining Zynga’s free to play expertise and next generation mobile platform with Take-Two’s best in class capabilities and renowned intellectual properties on console and PC, we are confident in our ability to generate more growth, synergies, and shareholder value together.

Since our founding in 2007, Zynga’s mission has been to connect the world through games. At our core we believe that games are inherently social and have a unique ability to bring people together across all ages, genders, and geographies.

Within interactive entertainment, mobile is the largest and fastest growing platform driven by a highly accessible free to play business model. Over the past decade we have meaningfully scaled Zynga into one of the world’s top five mobile game publishers. Our development studios, including Boss Alien, Echtra, Gram, NaturalMotion, Peak, Rollic, Small Giant, and StarLark all have creative and cultural autonomy while leveraging Zynga’s publishing platform which consists of best in class data science, product management, user acquisition, advertising, and publishing capabilities. This enables them to create some of the most beloved free to play entertainment experiences in the world that operate as live services 24/7, 365 days each year.

As we sit here today we are pleased with our strong finish to our Fiscal Year 2021. We are on track to deliver one of the best bookings performances in Zynga history, which will represent a 26% compound annual growth rate since 2015, in addition to unlocking meaningful operating leverage over the same period. In addition, Zynga currently has 183 million mobile monthly active users which have more than tripled since 2016.

Looking ahead we are very excited about what our team can accomplish with Take-Two, and we are confident this will only further our ability to deliver on our multi-year growth strategy and long term profitability goals.

Together we believe there are significant opportunities for collaboration and synergies, including exploring ways to broaden the reach of Take-Two’s renowned portfolio of intellectual properties as well as leveraging Chartboost. We also see great opportunities for Take-Two expertise on console and PC to enhance our free to play synchronous cross platform titles in our pipeline. Most importantly, our companies share a common culture of innovation, growth, teamwork, and success.

Before I hand off the call to Lainie on behalf of Zynga Board of Directors I want to take a moment to talk about the transaction and how we got here. We have long respected Take-Two as an innovative company, and Take-Two recognized our unique position in free to play gaming. When Take-Two presented its offer it was thoroughly evaluated by Zynga’s Board of Directors including a strategic committee composed only of independent directors. This cash and stock transaction represents a 64% premium over our closing price on January 7th, and includes a collar mechanism as well as a 45 day go shop provision.

In addition, our shareholders will have the opportunity to participate in the value creation that we expect to achieve with Take-Two by owning approximately one-third of the combined company.

The transaction was unanimously supported by Zynga’s Board of Directors and each Director and Executive Officer at Zynga has entered into a voting agreement to support the transaction. The Zynga Board was clear-eyed in our approach to delivering shareholder value, and we are confident we achieved that goal.

I would also like to thank our talented teams for their dedication and commitment to Zynga. This transaction is a testament to their hard work and passion.

I will now turn the call over to Lainie.

Lainie Goldstein

Thanks, Frank. Before I begin I would like to share my excitement for the vast potential of what our combined teams will be able to achieve together creatively, operationally, and financially. Whether greatly expanding the depth and reach of our entertainment experiences for our audiences, leveraging best in class analytics and live operations, or creating even greater long term value for our stockholders, this opportunity represents a significant inflection point for our companies and industry.

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Turning to the financial details of the transaction, we are acquiring all of the outstanding shares of Zynga in a cash and stock transaction valued at $9.86 per Zynga share, representing a total enterprise value of approximately $12.7 billion. Under the terms and subject to the conditions of the agreement, Zynga’s stockholders will receive $3.50 in cash and $6.36 in shares of Take-Two common stock for each share of Zynga common stock outstanding at the closing.

This represents a premium of 64% to Zynga’s closing price on January 7th. Upon closing of the transaction, current Zynga stockholders are expected to own between approximately 30 and 33% of the combined company on a fully diluted basis including the shares associated with expected settlement of Zynga’s two outstanding series of convertible notes due 2024 and 2026.

As part of this transaction Take-Two has received committed financing of $2.7 billion and intends to fund the cash component of the transaction through a combination of cash from its balance sheet as well as proceeds of a new debt issuance. With the combined cash generation of the businesses, we expect to return to a net cash position by our fiscal year of 2024.

There are many strategic and financial merits of this transaction which we believe will enable us to create more value for both sets of our stockholders. In addition to diversifying our business we will be significantly expanding our scale with $6.1 billion in proforma net bookings for the trailing 12 month period ended September 30th, 2021.

Together we expect to deliver a 14% compound annual growth rate for net bookings including synergies and any future acquisitions for the three-year period ending March 31st, 2024. We have already identified more than $500 million of annual net bookings opportunities to unlock over time, as we create new mobile games for various Take-Two franchises in our catalogue, enhance our live operations, capitalize on cross-promotional opportunities, leverage ad tech capabilities, and capitalize further on geographic expansion.

Through the addition of Zynga’s diversified portfolio of live services and upcoming pipeline of new releases, Take-Two will significantly increase its base of recurrent consumer spending, a highly attractive revenue stream that helps reduce volatility from period to period which historically has been related to the cadence of the company console and PC release slate.

We expect to deliver approximately $100 million of annual cost synergies within the first two years after close, primarily driven by rationalization of duplicative overhead including corporate, general, and administrative expenses and public company costs as well as the benefit of scale efficiencies across the enterprise. The transaction is expected to be accretive to our management operating results beginning in Fiscal Year 2023.

And lastly, Take-Two will maintain its strong balance sheet with significant flexibility and annual cash generation. The transaction is expected to be completed during Take-Two’s first quarter of Fiscal Year 2023 ending June 30th, 2022 and is subject to the approval of both Take-Two and Zynga stockholders and the satisfaction of customary closing conditions including applicable regulatory approval.

In closing, by combining both of our industry-leading organizations we believe that Take-Two will emerge as an even stronger player within the interactive entertainment industry, including a more diversified enterprise with enhanced development capabilities, a broader portfolio of proven franchises and potential expansion, an even larger community of players around the world, and the ability to capitalize further on emerging business models, markets, and revenue streams.

I’ll now turn the call back to Strauss.

Strauss Zelnick

Thanks, Lainie and Frank. On behalf of our management teams and boards, I’d like to thank you for joining us today. To our stockholders I want to express our appreciation for your continued support and shared vision for our future. We’ll now take your questions. Operator?

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Operator

Thank you. At this time we’ll be conducting a question and answer session. If you’d like to ask a question today please press star one from your telephone keypad and the confirmation tone will indicate your line is in the question queue. You may press star two if you would like to remove your question from the queue. For participants using speaker equipment it may be necessary to pick up your handset before pressing the star keys.

One moment please while we poll for questions. And once again that’s star one to ask a question. Thank you.

Our first question is from the line of Matthew Costa with Morgan Stanley. Please proceed with your question.

Matthew Costa

Good morning, everyone. Thanks for taking the question. So I guess I was wondering if you’d talk a little bit more about the $500 million incremental bookings opportunity within the areas that you outlined between cross promotion, optimizing RCF, maybe doing more Take-Two IPs on mobile. You can kind of talk about the biggest areas of focus and investment and what you’re most excited about in there. Thanks.

Strauss Zelnick

Well it’s a very long list, Matthew. And we’re excited about all of it. There are numerous ways through having over one billion customer records and the ability to optimize best practices to employ Zynga’s Chartboost platform, to employ their data analytics which are best in class and to apply that across our platform. Equally we have the ability to provide our share of those consumer records and to provide our PC and console expertise to help build on Zynga’s interest in cross platform play and PC projects and other projects going forward.

Perhaps most importantly we have the ability together from both a development and a publishing point of view to optimize the creation of new titles. New titles based on Take-Two’s core intellectual property. We believe we have the best collection of console and PC intellectual property in the interactive entertainment business, and it’s basically nearly entirely unexploited for mobile and free to play around the world.

Zynga’s best in class studios can help us develop that property. Their best in class free to play mobile publishing operations can bring that to consumers and delight those consumers and create recurrent consumer spending along the way. The list is endless, and it’s early days. We’re just thrilled to be able to have this opportunity to work together and to create what we are certain will be extraordinary value going forward.

Matthew Costa

Great. Thank you.

Operator

Thank you. Our next question is from the line of Martin Yang with Oppenheimer. Please proceed with your question.

Martin Yang

Hi. Good morning. Thank you for taking my question. Can you give us a better sense of the combined scale of your mobile operation assuming the acquisition can complete in terms of total developer counts as well as MAUs.

Lainie Goldstein

So our total developer count together will be about 8,000 developers. That includes mobile and console and also our total combined mobile percentage of net bookings is expected to be about 50% in Fiscal Year 23.

Martin Yang

And as a follow up do you have currently a in-house advertising infrastructure similar to what Zynga already has today?

Strauss Zelnick

No, we don’t. I mean, this is really a hand in glove fit.

Martin Yang

Thank you.

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Operator

Thank you. Our next question comes from the line of Doug Creutz with Cowen. Please proceed with your question.

Doug Creutz

Yeah, thanks. This one’s for Frank. Obviously the consideration here is well above your current stock price, but as you all know the videogame space has been under enormous pressure recently. I think, Frank, your stock is down by more than half on a 52 week high. And I think a lot of that’s because investor concerns about IDFA. You’ve consistently said that you think IDFA is more of a transitory issue that you can manage through it. It doesn’t have any implications for the longer term health of the business.

So I guess the question is why sell now when the market arguably is not appreciating the value of your company whatsoever? Thanks.

Frank Gibeau

Hey, Doug. Thanks for the question. When the Zynga board was approached with the opportunity, we were very open to any number of ways to grow shareholder value at Zynga. And when we looked at the combination of the two companies we saw incredible strength available to us with regards to scale, data, audience, expansion into new categories, product capabilities that would help us aggressively pursue cross-platform. So from our perspective we would be able to grow faster together. And the deal that was constructed in the framework with the 64% premium really put us into a position where we felt that this was the right course of action for our shareholders.

And going forward as you look at industry dynamics like IDFA and the emergence of ad tech, the additional scale that Take-Two brings to Zynga really gives us an incredible position to drive to a leadership position that will drive long term shareholder value.

Doug Creutz

Okay. Thank you.

Operator

Thank you. Our next question’s from the line of Matthew Thornton with Truist. Please proceed with your questions.

Matthew Thornton

Hey. Hey, good morning guys. Couple quick questions. I guess first, maybe Strauss, again that 500 million opportunity talk about--and the 14% compound growth over the next three years. The 14%, does that include any Take-Two IP being brought to mobile or is that predominantly driven by existing initiatives and maybe a lot of the leverage around the UA and ad revenue efficiencies that you can get from Chartboost? So just any color there would be helpful.

And then secondly, and I apologize if I missed this, is there any lock up associated with the deal? Thanks, guys.

Strauss Zelnick

Thanks for the question. Actually the 14% CAGR excludes potential revenue synergies. So that would be on top of that.

Operator

Thank you. Your next question comes from the line of Drew Crum with Stifel. Please proceed with your questions.

Drew Crum

Okay, thanks. Hey guys. Good morning. Could you talk more about the $100 million of cost synergies? I think you mentioned scale benefits and rationalization of costs. Zynga has publicly said 25 million plus of cost synergies related to Chartboost as soon as next year. How does that factor into that $100 million figure? And does this transaction in any way slow or alter the trajectory for Chartboost? Thanks.

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Lainie Goldstein

The hundred million does not include any synergies that Zynga has on their end. It was just between Zynga and Take-Two, it was just synergies between those two companies.

Strauss Zelnick

And no, we don’t expect that anything will slow down what Zynga’s up to.

Operator

Thank you. The next question’s from the line of Eric Handler with MKM Partners. Please proceed with your questions.

Eric Handler

Good morning, and thanks for the question. Two questions actually. First, I’m curious once the deal closes how fast can you get your mobile games up and running on the Zynga ad tech data platforms? And secondly, how long do you think it would take to start development and get a Take-Two franchise game to market in mobile?

Strauss Zelnick

So in terms of applying the consumer database across the enterprise, in terms of employing best practices, and in terms of improving what we do day to day, we hope to be able to achieve that relatively quickly. We have time to think about it, we expect to close the transaction in our first quarter of our new fiscal year, and we expect to hit the ground running post-closing. So that should happen pretty quickly. I’m not sure I can give you an exact timeframe. Certainly within 12 months.

In terms of development, we have to make sure that we identify the right studio and that we observe the creative process. But as you know, mobile development is not the same as console development. We are already in the mobile development business. Zynga is incredibly expert in mobile development and we would hope to be able to bring properties to market relatively soon.

Eric Handler

Thank you.

Operator

Thank you. Our next question is from the line of Clay Griffin with MoffettNathanson. Please proceed with your questions.

Clay Griffin

Yes, hi. Good morning. I guess this question’s for Strauss. Strauss, your view of the mobile market obviously has evolved a lot over the last several years. I guess it would be helpful just to understand high level kind of how that view has evolved. I mean, obviously the growth in mobile is obvious but there’s been some questions on kind of the structural profitability. So I guess I just would love to hear about how you think that view’s evolved and specifically when it comes to kind of profitability in the mobile space.

Strauss Zelnick

Well look, we’ve been investing in the mobile space aggressively for the past several years and our views really haven’t changed much since we started doing that, since we started building T2 Mobile Games. There are certain challenges related to the mobile business. The hit ratios for new products, for example, are vastly lower than they are for the console and PC business. But that sort of encourages one to move toward inorganic growth versus a pure organic growth strategy.

We’ve had good luck with our organic approach to mobile, with WWE SuperCard and other titles here including our NBA. We’ve also had great success with our inorganic approach to mobile, with the acquisition of Playdots, Social Point, and Nordeus and the titles that they brought us. Zynga has done an amazing job in building an extraordinary collection of controlled and owned intellectual properties. They’re one of very few mobile companies who has numerous intellectual properties that are forever franchises.

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That part of Zynga in addition to their culture and their team was what was so appealing. Where do we think mobile is going in the future? Look, we still have a business. We collectively have a business that is largely a United States and Western European business. And we basically have 80% of the world’s geography that is green field opportunity for us. And we think the opportunity to address large parts of that geography really is driven by free to play. And that’s where Zynga’s expertise lies.

We think that it’s going to be a whole lot easier to penetrate parts of the world like India, parts of Latin America, Africa, and the Middle East with free to play titles. And that expertise, that collection of intellectual property that Zynga brings to the Take-Two family should enhance and accelerate our ability to grow our business. Not just growing our business because we operate better. Not just growing our business because we have new, great titles. Also growing our business because we’re addressing new geographies. And yet we haven’t even spoken about even newer opportunities, sort of web 3.0 opportunities that we think this combination will allow us to address much more effectively than either company can do on its own.

Clay Griffin

Okay. Thanks.

Operator

Next question comes from the line of Benjamin Soff with Deutsche Bank. Please proceed with your question.

Benjamin Soff

Hey, guys. Thanks for the question. This is for Strauss and Lainie. So wondering how if at all does this deal change your plans or priorities for Take-Two’s existing development pipeline, either in mobile with the 20 games you’re working on or in console and PC. And then second quick one, just from a reporting standpoint are you guys planning to break out mobile contribution in more detail in the future now that it’s a much bigger part of the business? Thanks.

Strauss Zelnick

No changes in the pipeline for either company are contemplated except possible new products, which we’re incredible excited about. And as of now we do not intend to break out the segments.

Lainie Goldstein

I mean we have been breaking out mobile as it’s become a bigger part of our business. So we would expect to continue to break it out in the same way that we’ve been breaking it out so far. So it’s been about 10% of our business and growing and we expect it to be about 50% of our business in Fiscal Year 23. So we’ll continue to break it out in that way.

Benjamin Soff

Thanks, guys.

Operator

The next question comes from the line of Brian Fitzgerald with Wells Fargo. Please proceed with your question.

Brian Fitzgerald

Thanks. Congratulations, guys. Strauss, you mentioned web 3.0 type of things and Frank, Star Wars Hunters is your first cross platform release. How strong of a focus will cross platform be for the combined company? And then with constructs like play to earn and with the Zynga partnering recently with Forte, how important a concept is that for the combined company going forward?

Frank Gibeau

Yeah Brian, thanks for the congratulations and the question. Cross platform play is a really important initiative for Zynga and by combining with Take-Two we really supercharge our capabilities there. Their incredible expertise in console and PC will give us resources, insights, and tools and technology that will allow us to further expand the investments that we’re making there. We believe that long term free to play franchises that work synchronously across multiple platforms is going to be a very appealing place to be in the market going forward.

In terms of NFTs, it’s very early days. It’s a process that I think we conceptually have a lot of faith and belief in, the idea that players will play to earn or play to own is a very compelling idea that we think will have legs as the industry develops. But as I said before, it’s early days so we’re really experimenting, learning, trying to understand what the market will look like and how it will develop. So stay tuned for more from us on that.

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Brian Fitzgerald

Thanks, guys.

Operator

Thank you. As a reminder, you may press star one to ask a question.

Our next question is from the line of Mike Hickey with the Benchmark Company. Please proceed with your questions.

Mike Hickey

Hey, Strauss, Frank, Lainie, Karl. Good morning, guys. Congrats on your deal. Just a couple questions from me. On Zynga, just sort of curious how you frame the development expertise profile across sort of casual mid-core games. It seems like Zynga’s portfolio seems to lean more towards casual and maybe going a bit into mid-core. And then I guess tying into sort of the IP synergies you see within Take-Two for mobile game development, do we sort of expect mostly sort of casual games from your existing IP? And is it across all of your IPs, Strauss, including Rockstar?

And then I guess follow up, to sort of support the new game development do you anticipate sort of accelerating the hiring within Zynga?

Frank Gibeau

Hey, Mike. Thanks for the question. This is early days but we’re very excited about the opportunity to further expand our portfolio into new categories and genres. And as you know, on the mobile platforms some of the fastest growing franchises recently have been traditionally defined as core franchises. If you look at the emergence of the shooter category, for example, or action adventure.

So from our perspective, by partnering with Take-Two we’ve got the opportunity to work collaboratively against new categories, new opportunities to create franchises, potentially bring existing franchises to the mobile platform. So from that standpoint it’s a very exciting opportunity.

The new game development acceleration that you’re talking about, prior to this deal we have a very robust pipeline of new games. So, yeah, I think we’re going to take it one step at a time. We’re collaboratively really evaluating which ideas have the highest potential, the opportunity for the largest audiences. What’s truly exciting about our businesses is they’re very complementary and our intellectual properties really do fill out the full portfolio across categories, genres, demographics, as well as territories.

Mike Hickey

Thanks. And Lainie, are you still comfortable with your 22 guidance fiscal?

Lainie Goldstein

We’re not updating anything right now since we’re in the process of closing Q3, but we’ll have more to say in February.

Mike Hickey

All right. Thanks, guys. Congrats.

Operator

Our next question is from the line of Stephen Ju with Credit Suisse. Please proceed with your questions.

Stephen Ju

Okay. Thank you so much. Congratulations on the transaction, guys. So I guess a question for both Strauss and Frank. So do you feel like the potential for organic growth with the cross-pollinization(PH) of Take-Two brands and Zynga’s live ops will drive higher prospects for shareholder value creation or do you anticipate that as a combined company you will now be as acquisitive as Zynga historically has been? Okay, thanks.

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Strauss Zelnick

Thanks, Stephen. Yes, we believe there will be a minimum of $500 million in annual revenue synergies that we can achieve over the next several years. That’s not reflected in our expectations regarding a 14% compound annual growth rate for combined company net bookings. That’s on top of that. So we very much expect organic opportunities. In terms of doing a better job with what we have and creating new great gains on both sides of the company, of course, we have existing great pipelines and we expect to add to those pipelines by working together.

In terms of your question regarding ongoing acquisitions, that’s still something that will be of interest to us. We will close this transaction with a fortress like balance sheet, with very little net debt. We expect to be in a net cash position within a few years by Fiscal 24. We expect to generate positive cash flow on an ongoing basis as soon as the transaction closes, and we expect the transaction to be accretive.

So we’ll be in a powerful position to continue to acquire, and our approach to acquisition remains the same. Which is we’re looking for great teams, great intellectual property, and accretive transactions. This transaction, for example, is expected to be accretive upon its closing.

Stephen Ju

Thank you.

Operator

Our next question is from the line of John Hodulik with UBS. Please proceed with your question.

John Hodulik

Great, and congrats on the deal guys. Maybe for Frank, in terms of the go-shop provision have you guys had any conversations regarding the M&A or a transaction with any of the other triple A guys or Netflix or Disney or anybody else out there? Just considering how many mobile deals there have been in the past, I mean, as it relates to those provisions is there anything you can tell us about a process in place if there is a higher bid from another third party company? Thank you.

Frank Gibeau

Yeah John, thank you for the question. Zynga board requested and for the benefit of shareholders the terms set forth in the merger agreement which will be publicly filed in the next day or so will give you more detail on the rest of your question.

John Hodulik

Okay, got it. Thanks, guys.

Operator

Thank you. At this time we’ll turn the floor back to Strauss Zelnick for closing remarks.

Strauss Zelnick

Thank you so much for joining us today. Our collective teams at Zynga and at Take-Two just couldn’t be more excited. We’re thrilled about this opportunity. We see a great path forward together as one powerful enterprise serving players, serving all of our colleagues all around the world, and of course serving our shareholders. Thank you and have a great day.

Operator

Thank you. This will conclude today’s conference. You may disconnect your lines at this time. Thank you for your participation.

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Forward-Looking Statements

Statements contained herein which are not historical facts may be considered forward-looking statements under federal securities laws and may be identified by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the proposed business combination of Take-Two and Zynga and the outlook for Take-Two’s or Zynga’s future business and financial performance. Such forward-looking statements are based on the current beliefs of Take-Two’s and Zynga’s respective management as well as assumptions made by and information currently available to them, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may vary materially from these forward-looking statements based on a variety of risks and uncertainties including: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to obtain Take-Two’s or Zynga’s respective stockholder approval or the failure to satisfy other conditions to completion of the proposed combination, including receipt of regulatory approvals, on a timely basis or at all; risks that the proposed combination disrupts each company’s current plans and operations; the diversion of the attention of the respective management teams of Take-Two and Zynga from their respective ongoing business operations; the ability of either Take-Two, Zynga or the combined company to retain key personnel; the ability to realize the benefits of the proposed combination, including net bookings opportunities and cost synergies; the ability to successfully integrate Zynga’s business with Take-Two’s business or to integrate the businesses within the anticipated timeframe; the outcome of any legal proceedings that may be instituted against Take-Two, Zynga or others following announcement of the proposed combination; the amount of the costs, fees, expenses and charges related to the proposed combination; the uncertainty of the impact of the COVID-19 pandemic and measures taken in response thereto; the effect of economic, market or business conditions, including competition, consumer demand and the discretionary spending patterns of customers, or changes in such conditions, have on Take-Two’s, Zynga’s and the combined company’s operations, revenue, cash flow, operating expenses, employee hiring and retention, relationships with business partners, the development, launch or monetization of games and other products, and customer engagement, retention and growth; the risks of conducting Take-Two’s and Zynga’s business internationally; the impact of changes in interest rates by the Federal Reserve and other central banks; the impact of potential inflation, volatility in foreign currency exchange rates and supply chain disruptions; the ability to maintain acceptable pricing levels and monetization rates for Take-Two’s and Zynga’s games; and risks relating to the market value of Take-Two’s common stock to be issued in the proposed combination.

Other important factors and information are contained in Take-Two’s and Zynga’s most recent Annual Reports on Form 10-K, including the risks summarized in the section entitled “Risk Factors,” Take-Two’s and Zynga’s most recent Quarterly Reports on Form 10-Q, and each company’s other periodic filings with the SEC, which can be accessed at www.take2games.com in the case of Take-Two, http://investor.zynga.com in the case of Zynga, or www.sec.gov. All forward-looking statements are qualified by these cautionary statements and apply only as of the date they are made. Neither Take-Two nor Zynga undertakes any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication relates to a proposed business combination of Take-Two and Zynga that will become the subject of a registration statement on Form S-4 to be filed by Take-Two with the U.S. Securities and Exchange Commission (the “SEC”), which will include a joint proxy statement/prospectus. The registration statement on Form S-4, including the joint proxy statement/prospectus, will provide full details of the proposed combination and the attendant benefits and risks. This communication is not a substitute for the registration statement on Form S-4, including the joint proxy statement/prospectus, or any other document that Take-Two or Zynga may file with the SEC or send to their respective stockholders in connection with the proposed combination. Investors and security holders are urged to read the registration statement on Form S-4, including the definitive joint proxy statement/prospectus, and all other relevant documents filed with the SEC or sent to Take-Two’s or Zynga’s stockholders as they become available because they will contain important information about the proposed combination. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Take-Two’s Investor Relations department at contact@take2games.com; or by contacting Zynga’s Investor Relations department at investors@zynga.com. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Participants In The Solicitation

Take-Two, Zynga and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the proposed business combination. Information about Take-Two’s directors and executive officers is available in Take-Two’s proxy statement dated July 27, 2021 for its 2021 Annual Meeting of Stockholders. Information about Zynga’s directors and executive officers is available in Zynga’s proxy statement dated April 5, 2021 for its 2021 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement on Form S-4, including the joint proxy statement/prospectus, and all other relevant materials to be filed with the SEC regarding the proposed combination when they become available. Investors should read the registration statement on Form S-4, including the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.